Exhibit (a)(5)(ii)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENEPIN	FOURTH JUDICIAL DISTRICT

DR. EZEKIEL KRUGLICK, Individually and On Behalf of All others Similarly Situated,

Plaintiff,

vs.

SUMMONS MAKEMUSIC, INC., ROBERT B.
MORRISON, TREVOR D’SOUZA, KEITH A.
FENHAUS, GRAHAM RICHMOND,
MICHAEL SKINNER, LEAP ACQUISITION
CORPORATION, LAUNCHEQUITY
ACQUISITION PARTNERS, LLC
DESIGNATED SERIES EDUCATION
PARTNERS and LAUNCHEQUITY
PARTNERS, LLC,

Defendants.

Case No. _________________ CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

Plaintiff, Dr. Ezekiel Kruglick (“Plaintiff’), by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1.           Plaintiff brings this shareholder class action on behalf of himself and all other public shareholders of MakeMusic, Inc. (“MakeMusic” or the “Company”), against MakeMusic, the Company’s Board of Directors (the “Board” or the “Individual Defendants), LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“LEAP”), LaunchEquity’s wholly-owned subsidiary, LEAP Acquisition Corporation (the “Merger Sub”) and LaunchEquity Partners, LLC (“LaunchEquity”) (collectively, the “Defendants”), arising out of a transaction in which LaunchEquity will acquire each share of common stock of MakeMusic. Pursuant to the definitive Agreement and Plan of Merger (the “Merger Agreement”) entered into by, and among, the companies on March 12, 2013, LaunchEquity will acquire the Company via an all-cash tender offer for $4.85 per share (the “Tender Offer”) that commenced on March 22, 2013, and is scheduled to close on April 18, 2013 (the “Proposed Acquisition”). Upon completion of the transaction, MakeMusic will cease existence as a publicly traded company.

2.           Based in Eden Prairie, Minnesota, MakeMusic is a music software company with two unique products, Finale and SmartMusic. Finale is a powerful program that allows professional composers to notate their music by computer rather than suffer through the arduous process of writing scores by hand. Finale has become a worldwide industry standard and is the market-share leader in two of the world’s largest markets, the United States and Japan (where Finale has a 75% market share). MakeMusic’s second product, SmartMusic, is an ingenious program that allows music students to practice band and orchestra parts at home to a virtual accompaniment. The software highlights mistakes and missed notes, lets students loop difficult sections at various speeds, and records performances that can be automatically transmitted to teachers. SmartMusic has no meaningful competitors, and the Company’s large and growing music library, which would take years to replicate, provides a high barrier to competitive entry.

3.           In contrast to the significant evidence of the Company’s ability to continue to grow and execute on its strategic plan, the Proposed Acquisition is the product of a hopelessly flawed process designed to ensure the sale of MakeMusic to LaunchEquity on terms preferential to Defendants and other MakeMusic insiders and to subvert the interests of Plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven entirely by the Board and Company management who seek liquidity for their illiquid holdings of MakeMusic stock

4.           Thousands on thousands of dollars in special payments will flow to the Company’s Board and certain insiders for currently unvested stock options and restricted shares, all of which shall, upon completion of the transaction, become fully vested and exercisable. Significantly, the Company’s Board members and executive officers, together, own 264,333 such stock options and 1,642 restricted shares. Thus, Board members are conflicted and serving their own financial interests rather than those of MakeMusic’s other shareholders. MakeMusic’s CEO, Karen VanDerBosch (“VanDerBosch”), is also entitled to receive from the Proposed Acquisition hundreds of thousands of dollars in change-of-control payments.

5.           The proposed Tender Offer price of $4.85 per share drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. Significantly, LaunchEquity, and not the Company’s current shareholders, will receive the benefit of the MakeMusic’s growth potential, including but not limited to, the launch of new and enhanced versions of Finale and SmartMusic in mid-2013. To this end, LaunchEquity seeks to acquire MakeMusic shareholders’ equity in the Company for the entirely unfair price of $4.85 per share before the Company’s stock price adequately reflects these milestone achievements.

6.           With MakeMusic, LaunchEquity — and not the Company’s current shareholders — will get the benefit of the Company’s prospects and growth from its two very unique products. MakeMusic has an approximate $19 million market capitalization and about $6 million in cash with no debt. Finale is a mature product that historically generates $5.5 million in segment income, and SmartMusic, after years of investment and development of a music library, is finally profitable and growing at a 15%+ rate. In other words, the Proposed Acquisition offers little for control of a company poised for significant future growth.

7.           Indeed, the Company’s own projections, and its financial advisor’s utilization thereof, highlight this point and further establish the inadequacy of the current proposed consideration. Little more than a month before the deal was reached, the Company’s “base case” projections (along with the Company’s “downside case” and “upside case” projections) were used by Lazard Middle Market (“LMM”) to conduct a Discounted Cash Flow (“DCF”) Analysis to assist the Special Planning Committee of the Company’s Board of Directors (the “Special Planning Committee”) in its evaluation of the value of the Company and the consideration offered by LaunchEquity. Significantly, of the three DCF analyses conducted by LMM, only the “Downside Case” placed the $4.85 deal consideration within its reference range of $3.83 -$5.34. The “Base Case” analysis set the reference range at $4.89 - $6.76 and the “Upside Case” placed the reference range at $5.93 - $8.13. See Company’s 13E3 filing on March 25, 2013.

8.           Faced with the reality presented by LMM’s February 2013 DCF analysis, the Special Planning Committee suddenly decided that the Company had a “historical tendency to create aspirational projections” and it needed “a realistic projection of MakeMusic’s expected future performance.” Solicitation/Recommendation Statement on Form 14D-9 filed on March 22, 2013 with the SEC (the “14D-9”) at 12. So the Company jettisoned the downside, base and upside cases and created two cases for LMM to utilize. Not surprisingly, the reference range for the DCF Analysis of the new set of projections the Company required LMM to utilize ($3.91 - $5.48) closely matches the reference range for the “Base Case” projections provided to the Special Planning Committee in February ($3.83 - $5.34). See Company’s 13E3 filing on March 25, 2013.

9.           Similarly, in March 2013 presentation, the reference range of the freshly named “Alternative Goal Case,” of $5.17 - $7.04 very closely matches the “Base Case” from the February 2012 projections. This information, however, was relegated to the category “Other” in the 14D-9 with no supporting information.

10.           It is clear that the Company’s own projections told a convincing story of future growth, one that could not be calculated away by LMM. Thus, the data objectively developed before the prospect of this acquisition was manipulated to justify a deal in which LaunchEquity seeks to procure the projected profits at a price that is woefully inadequate.

11.           Moreover, Defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to MakeMusic’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board members catered to their liquidity goals, as well as to the interests of LaunchEquity.

12.           This is not LaunchEquity’s first attempt to purchase the Company. As a large and long term shareholder with a representative on the Board of Directors, LaunchEquity has been interested in acquiring the Company since at least 2009. Given its unique insider status as MakeMusic’s largest shareholder, owning approximately 27.8% of the Company’s outstanding stock, LaunchEquity has unparalleled access. Most recently, in July 2012, LaunchEquity filed an angry letter to the Company’s Board with an offer to purchase the Company. In an effort to navigate MakeMusic’s poison pill and the Minnesota Share Control Act, LaunchEquity structured its hostile proposal as an asset purchase. These efforts eventually morphed into the Proposed Acquisition.

13.           To protect against the threat of alternate bidders out-bidding LaunchEquity after the merger announcement, Defendants implemented preclusive deal protection devices to guarantee that LaunchEquity will not lose its preferred position. These deal protection devices effectively preclude any competing bids for MakeMusic.

14.           First, pursuant to the Merger Agreement, LaunchEquity commenced the Tender Offer on March 22, 2013. The initial offer period of the Tender Offer will expire on April 18, 2013. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. The Company has granted to LaunchEquity an irrevocable right (the “Top-Up Option”), which LaunchEquity may exercise following the closing of the Tender Offer, to purchase from the Company, at a price per share equal to the Tender Offer price of $4.85 per share, up to that number of newly issued shares of Company common stock (the “Top-Up Shares”) that, when added to the number of shares of Company common stock owned by LaunchEquity at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of Company. Once LaunchEquity controls one share more than 90% of the outstanding MakeMusic shares, LaunchEquity will effect the merger as a short-form merger — to cash out any shareholders who do not tender — without so much as a shareholder vote.

15.           Thus, Defendants have compounded their breaches of fiduciary duties by structuring the Proposed Acquisition as a coercive tender offer by granting LaunchEquity the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow LaunchEquity to issue sufficient shares to itself in order to effectuate a short-form merger, even if MakeMusic’s minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself is a sham, as it allows LaunchEquity to purchase the Top-Up Shares with a promissory note payable in one year (which payment can be funded with the Company’s cash through a “special dividend”?), i.e., well after the close of the resulting short-form merger.

16.           Second, to ensure LaunchEquity, and only LaunchEquity, acquires MakeMusic, Defendants included several deal protection devices in the Merger Agreement. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to LaunchEquity, and allow LaunchEquity to match any competing proposal; and (iii) a Company Termination Fee that would require the Company to pay $400,000.00 if the Proposed Acquisition is terminated in favor of a superior proposal.

17.           Additionally, the 14D-9 contains numerous material misstatements and omissions. As explained below, the 14D-9 exposes some details of the highly conflicted sales process, but fails to disclose material facts concerning the Proposed Acquisition — preventing shareholders from casting an informed vote for or against the Proposed Acquisition. For example, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for MakeMusic; (b) MakeMusic’s financial projections; (c) the treatment of Net Operating Losses (“NOLs)” and (d) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by Lazard Middle Market LLC (“LMM”), its financial advisor. Moreover, as set herein, review of the 14D-9 further establishes that the price offered to MakeMusic shareholders is woefully inadequate and cannot be supported by a properly prepared valuation of the Company.

18.           Absent judicial intervention, the merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the unreasonable steps taken by the Defendants in entering into the merger agreement without attempting to maximize shareholder value in order to obtain millions of dollars in benefits for themselves. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

19.           This Court has jurisdiction over MakeMusic because MakeMusic is a citizen of Minnesota and it is incorporated in Minnesota with its principal place of business is located at 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3848.

20.           Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

21.           Plaintiff, Dr. Ezekiel Kruglick, is an individual. Plaintiff is, and at all times relevant hereto, has been a long-time holder of MakeMusic common stock. Significantly, Plaintiff owns greater than 60,000 MakeMusic shares equal to approximately 1.22% of all outstanding Company shares. Plaintiff is a resident of California.

22.           Defendant MakeMusic is a Minnesota incorporated, Eden Prairie-based, music software leader. The Company’s headquarters are located at 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3848. MakeMusic’s common stock is publicly traded on Nasdaq under the symbol “MMUS.”

23.           Defendant Robert B. Morrison (“Morrison”) was appointed to the Board of Directors on July 9, 2007, and became Chairman of the Board of Directors on November 10, 2010. Morrison serves on the Compensation Committee and Governance Committee. Morrison was a member of the Special Planning Committee that was formed in 2009 (the “2009 Special Planning Committee”) that was organized following LaunchEquity’s indication to the Board that it might evaluate the possibility of commencing a tender offer to acquire MakeMusic in July of 2009. Morrison is also a member of the Special Planning Committee organized on June 29, 2012, to review and consider any proposals submitted by LaunchEquity, and to determine the course of action that it believed to be in the best interests of MakeMusic and its shareholders. According to the 14D-9 statement, Morrison is the beneficial owner of 26,111 MakeMusic shares, including 18,000 stock options.

24.           Defendant Trevor A. D’Souza (“D’Souza”) joined the Board of Directors on March 2, 2010, in connection with an agreement dated March 2, 2010, among the Company and LaunchEquity, which was amended August 23, 2011, and relates to the Company’s Board of Directors composition and certain other matters, including granting LaunchEquity the right to designate and propose two individuals for election to the Board of Directors subject to the Company’s finding that each is reasonably deemed qualified. The Company has been informed that LaunchEquity requires a separate arrangement with its nominees, including D’Souza, by which LaunchEquity can submit the nominee’s resignation from the Board of Directors. D’Souza serves as a member of the Audit Committee and Governance Committee. According to the 14D-9 statement, D’Souza is the beneficial owner of 19,333 MakeMusic shares, including 17,333 stock options.

25.           Defendant Keith A. Fenhaus (“Fenhaus”) was elected as a director on March 15, 2007. Fenhaus has served as the Audit Committee Chairman since the date of his appointment and has served as a member of the Compensation Committee since November 2010. Fenhaus was a member of the 2009 Special Planning Committee that was organized following LaunchEquity’s indication to the Board that it might evaluate the possibility of commencing a tender offer to acquire MakeMusic in July of 2009. According to the 14D-9 statement, Fenhaus is the beneficial owner of 57,500 MakeMusic shares, including 18,000 stock options.

26.           Defendant Graham Richmond (“Richmond”) was elected to the Board of Directors on July 25, 2006. Richmond is Chairman of the Governance Committee and is currently a member of the Audit Committee. Richmond is also Chairman of the Special Planning Committee organized on June 29, 2012, to review and consider any proposals submitted by LaunchEquity, and to determine the course of action that it believed to be in the best interests of MakeMusic and its shareholders. According to the 14D-9 statement, Richmond is the beneficial owner of 22,000 MakeMusic shares, including 18,000 stock options.

27.           Defendant Michael R. Skinner (“Skinner”) was appointed to the Board of Directors on November 20, 2006, and is Chairman of the Compensation Committee. Skinner was a member of the 2009 Special Planning Committee that was organized following LaunchEquity’s indication to the Board that it might evaluate the possibility of commencing a tender offer to acquire MakeMusic in July of 2009. Skinner is also a member of the Special Planning Committee organized on June 29, 2012, to review and consider any proposals submitted by LaunchEquity, and to determine the course of action that it believed to be in the best interests of MakeMusic and its shareholders. According to the 14D-9 statement, Skinner is the beneficial owner of 22,000 MakeMusic shares, including 18,000 stock options.

28.           Defendants Robert B. Morrison, Trevor D’ Souza, Keith A. Fenhaus, Graham Richmond and Michael Skinner in ¶¶ 23-27 are collectively referred to as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other MakeMusic public shareholders, and owe plaintiff and MakeMusic’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

29.           As of March 21, 2013, MakeMusic directors and executive officers held 264,333 options to purchase MakeMusic shares and 1,642 unvested restricted shares. Currently, MakeMusic pays non-employee directors a cash fee equal to $40,000 per calendar year for serving on the Board and an additional $10,000 fee if such director served as a chairperson for the Board or one of its committees. Each eligible director also receives an annual non-qualified stock option grant to purchase 6,000 shares of MakeMusic’s common stock. On August 21, 2012, the Board approved additional cash compensation of $5,000 per month, effective from July 2012, for directors serving on the Board’s Special Planning Committee. On February 27, 2013, the Board and Compensation Committee approved a supplement to the Board Compensation Plan (the “Supplement”) in recognition of the additional oversight duties the Board has directed its Chairman, Mr. Morrison, to perform. The Supplement, which is effective for the period of December 1, 2012, through March 31, 2013, provides that the Chairman will receive compensation equal to $250 per hour for time committed to Board and chairman duties, other than time spent on matters related to the Special Planning Committee. The Supplement also provides that the Chairman will not be entitled to receive compensation for chairman and director services, including the additional oversight duties, in excess of 80 hours per month. The Supplement also provides for a retroactive payment of $27,500 to the Chairman for hours devoted to such additional oversight duties in December 2012 and January 2013.

30.           Defendant LaunchEquity is an investment entity that provides growth capital and strategic leadership to intellectual property based businesses. LaunchEquity is the direct or indirect sponsor entity of LEAP and Merger Sub. As of the date of the Merger Agreement, LaunchEquity beneficially owned approximately 27.8% of the outstanding common stock of the Company.

31.           Defendant LEAP is a designated series of a Delaware series limited liability company that is sponsored by LaunchEquity.

32.           The Merger Sub is a Minnesota corporation and a wholly-owned subsidiary of LEAP.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

33.           In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;

b.	will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	contractually prohibits them from complying with their fiduciary duties; and/or

d.
will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

34.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of MakeMusic, are obligated to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

35.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of MakeMusic, including their duties of loyalty, good faith, candor, and due care. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their MakeMusic common stock in the Proposed Acquisition.

36.           As a result of these breaches of fiduciary duty, the Company’s public shareholders will not receive adequate or fair value for their common stock in the Proposed Acquisition.

STATUTORY STANDARD OF CONDUCT

37.           Each of the Individual Defendants failed to discharge his or her duties as a director of MakeMusic in good faith, in a manner he or she reasonably believed to be in the best interests of MakeMusic, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances, thereby failing to adhere to the standard of conduct required of them pursuant to Minn. Stat. § 302A.251.

38.           Pursuant to Minn. Stat. § 302A.251, subd. 4, any provision in MakeMusic’s articles of incorporation limiting director liability is ineffective with respect to the Individual Defendants’ conduct alleged herein because such conduct was reckless and not in good faith and constituted a breach of loyalty to MakeMusic and its shareholders and because the transaction at issue is one from which the Individual Defendants will derive an improper personal benefit within the meaning of Minn. Stat. § 302A.251, subd. 4(d).

SELF DEALING

39.           The Proposed Acquisition is wrongful, unfair and harmful to MakeMusic’s public stockholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Acquisition is an attempt to deny Plaintiff and the other members of the Class their rights while usurping the same for Defendants’ benefit on unfair terms.

40.           In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

*	Withdraw their consent to the Proposed Acquisition and allow the Company’s shares to trade freely — without the forced going-private transaction that will be effectuated without shareholder input;

*	Act independently in the interests of the Company’s public stockholders other than LaunchEquity;

*
Adequately ensure that no conflicts of interest exist between Defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of MakeMusic’s public stockholders; and

*	Fully and fairly disclose all material information to the Company’s stockholders, including the true value of the Company and the reasons for the decision to take the Company private.

41.           By engaging in such self-dealing the Individual Defendants violated Minn. Stat. § 302A.255.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

42.           In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

43.           Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

44.           Plaintiff brings this action as a class action pursuant to Minn. R. Civ. P. 23, et seq., individually and on behalf of all holders of MakeMusic common stock who are being and will be harmed by the Individual Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

45.           This action is properly maintainable as a class action because, inter alia:

a.
The Class is so numerous that joinder of all members is impracticable. MakeMusic’s stock is publicly traded on the NasdaqCM and Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

b.
There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, inter alia: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of MakeMusic’s public shareholders; (ii) whether the Proposed Acquisition is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (iii) whether MakeMusic aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iv) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

c.
Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

d.
The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

e.
Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

46.           Based in Eden Prairie, Minnesota, MakeMusic is a music software company with two products, Finale and SmartMusic. Finale is a powerful program that allows professional composers to notate their music by computer rather than suffer through the arduous process of writing scores by hand. Finale has become a worldwide industry standard and is the market-share leader in two of the world’s largest markets, the United States and Japan (where Finale has a 75% market share). MakeMusic’s second product, SmartMusic, is an ingenious program that allows music students to practice band and orchestra parts at home to a virtual accompaniment. The software highlights mistakes and missed notes, lets students loop difficult sections at various speeds, and records performances that can be automatically transmitted to teachers. SmartMusic has no meaningful competitors and the Company’s large and growing music library, which would take years to replicate, provides a high barrier to competitive entry.

47.           On March 13, 2013, MakeMusic issued a press release announcing that it had agreed to be acquired by LaunchEquity in the Proposed Acquisition. According to the press release, the transaction is structured as a tender offer followed by a merger and is expected to be completed in the second quarter of 2013. Upon closing, MakeMusic will cease to exist as a publicly traded company. The press release stated in relevant parts:

Minneapolis — March 13, 2013 — MakeMusic, Inc. (NASDAQ: MMUS), a world leader in music technology, and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“LEAP”), an affiliate of LaunchEquity Partners, LLC, today announced that they have entered into a definitive merger agreement under which LEAP will acquire MakeMusic through an all-cash transaction. A special committee of MakeMusic’s Board of Directors, consisting of independent directors, and MakeMusic’s Board of Directors have unanimously approved the transaction.

Under the terms of the agreement, LEAP, through a wholly-owned subsidiary, will commence a tender offer to purchase all outstanding shares of MakeMusic at $4.85 per share in cash, which represents a premium of approximately 31% over the closing share price on March 12, 2013, the last trading day prior to today’s announcement. MakeMusic anticipates that tender offer materials will be provided to shareholders around the end of March 2013.

The tender offer will be followed by a back-end merger, which may be effected without the need for a shareholder vote depending on LEAP’s percentage ownership of MakeMusic’s common stock after the close of the tender offer. As of the date of the agreement, LEAP beneficially owned approximately 27.8% of the outstanding common stock of MakeMusic. At the effective time of the merger, each share of common stock that has not been tendered and accepted in the tender offer (other than shares owned by LEAP or its affiliates or shares subject to perfected appraisal rights under applicable law) will be converted into the right to receive the offer price of $4.85 per share.

The transaction is expected to close in the second quarter of 2013, subject to the satisfaction of customary closing conditions, including the tender of a number of shares that, when added to the shares owned by LEAP and its affiliates, constitutes a majority of MakeMusic’s outstanding shares on a fully-diluted basis. The acquisition is not subject to any financing contingencies.

Robert B. Morrison, Chairman of the Board of MakeMusic, commented, “The special committee and board believe this transaction represents an attractive value and are pleased to recommend it to MakeMusic’s shareholders. Equally important, we believe this step will create new opportunities for the company, its partners and employees.”

48.           Also on March 13, 2013, MakeMusic also filed a Form 8-K with the SEC, disclosing the Merger Agreement.

49.           The timing of the Proposed Acquisition is curious given MakeMusic’s record of achievement over a several year period, its present day solid financial footing as a leader in its field, and bright financial future that beckons as a result of the effectiveness, uniqueness and ingenuity of the Company’s two main products, Finale and SmartMusic. Indeed, going back to mid-2012, MakeMusic was touting SmartMusic as “unprecedented” and as “breaking new ground by providing access to music content delivered in a way that is simultaneously fun and educational.”

50.           Moreover, the Company has had a significant achievement of revenue growth over the past year while at the same time positioning the Company for sustained future growth. For example, on May 1, 2012, MakeMusic announced that it had achieved revenue of $4.2 million for the first quarter ended March 31, 2012, representing 16% growth over Q1 2011. In the press release reflecting the results, then CEO Karen van Lith (“van Lith”) stated (emphasis added):

We are pleased with our SmartMusic sales growth in Q1 and notational sales were in alignment with our expectations as we began deployment of a new distributor channel strategy. This strategy is pushing orders out of Q1 into later quarters. I’m especially pleased with the company’s transformation. There is continuing positive momentum on all of our strategic fronts.

51.           On June 14, 2012, MakeMusic announced that, effective June 15, 2012, van Lith’s employment with the Company would end and defendant VanDerBosch would assume the CEO duties on an interim basis. Defendant Morrison stated in the Company’s press release, “MakeMusic is positioned to take advantage of exciting opportunities that new technologies are opening up in the field of music and music education.”

52.           On June 26, 2012, the Company announced a partnership with the Association of Music Parents (AMP). As a charter sponsor, MakeMusic will support AMP’s mission to mobilize parents of school-aged students, as well as concerned citizens, teachers and music industry supporters. AMP founder and CEO stated:

SmartMusic provides an amazingly efficient way to teach, learn and track the progress of music assignments for teachers and parents. But perhaps most importantly, SmartMusic makes practicing fun for our students. MakeMusic helps us prepare our children for the 21st century through technology and by supporting the myriad benefits of music education. AMP is thrilled to partner with MakeMusic.

53.           On July 16, 2012, LaunchEquity, as MakeMusic’s largest shareholder owning approximately 27.8% of the Company’s outstanding stock, offered to purchase the Company. To navigate around MakeMusic’s poison pill and the Minnesota Share Control Act, LaunchEquity structured its hostile proposal as an asset purchase. LaunchEquity proposed to buy the Company’s assets ex-cash and assume all its liabilities for $13.5 million. At last reported cash balance, this valued the Company at approximately $3.94 per share.

54.           Also on July 16, 2012, LaunchEquity sent to MakeMusic’s Board the following letter:

Board of Directors
MakeMusic, Inc.
7615 Golden Triangle Drive, Suite M
Eden Prairie, MN 55344-3848
Attention:  Robert B. Morrison, Chairman
                    Graham Richmond, Director

Gentlemen:

As you know, LaunchEquity Partners, LLC (“LEP”) and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (together with LEP, “LaunchEquity”), is your largest shareholder, and our investment in MakeMusic, Inc. (“MMUS”) dates back to February 2006. MMUS is facing a difficult road ahead as a new leader needs to be hired with the recent departure of MMUS’s latest chief executive officer at a time when the company is in the midst of an expensive and difficult refresh of its products while also facing intensified competition. While we have considered remaining a large minority owner, the reality is that we have not seen enough evidence that the rewards of such a strategy outweigh the risks. For the reasons described below, we cannot simply sit idly by any longer. The lack of material revenue and profit growth, the steep decline in the company’s notation product line, the recurring turnover of senior leadership and the accelerating level of spending during the six years that LaunchEquity has been a shareholder has led us to conclude that MMUS is in need of aggressive strategic leadership.

In addition to MMUS’s operational issues, we are faced with a number of legal hurdles relating to our investment in MMUS. In February 2012, you adopted a 4.9% NOL “poison pill” that effectively eliminated any trading liquidity in MMUS’s shares, essentially turning the company into a semi-private entity without the opportunity to attract any significant new, institutional shareholders. In addition, pursuant to the terms of the settlement agreement between MMUS and LaunchEquity and the complexities of the Minnesota Share Control Act, LaunchEquity cannot in a simple way seek to increase its beneficial ownership to a majority level and exert more direct influence. Therefore, for the reasons described below, we have determined that the only real choice is to propose to acquire MMUS.

We hereby propose directly or through a newly-created entity to purchase the operating assets of the company, excluding cash, and assume the related liabilities, of MMUS (the “Assets”), free and clear of all liens and encumbrances, for $13.5 million. Including the cash retained by MMUS, our offer values the business at approximately $21.2 million. We have calculated the purchase price on the basis of publicly available information. Our offer is conditioned upon, among other things, MMUS adopting a plan of liquidation simultaneously with shareholder approval of the sale of Assets, which we believe should enable MMUS to distribute approximately $4.30 per share to shareholders. Such amount represents a 20% premium to the closing share price on July 13, 2012. We would explore with MMUS ways to maximize the cash that would be distributed in such liquidation.

We project that we will also need to inject at least $10 million over the next two years to (a) recruit and retain a new CEO, (b) upgrade both the Notation and SmartMusic software product lines and (c) cover working capital and seasonal liquidity needs. LaunchEquity is prepared to take these difficult steps to revive MMUS.

Our offer is subject to MMUS’s agreement to liquidate following the closing of the sale of Assets and standard conditions, including, but not limited to, (a) satisfactory completion of our legal and operational due diligence investigation; (b) the board of directors and shareholders of MMUS approving the transaction; (c) the parties’ execution of a mutually acceptable definitive purchase agreement (the “Definitive Agreement”) and all necessary ancillary agreements; (d) the receipt of any regulatory approvals and third party consents, on terms satisfactory to LaunchEquity; (e) retention of key employees on terms acceptable to LaunchEquity; and (f) there being no material adverse change in the business, results of operations, condition (financial or otherwise) or assets of MMUS. However, our offer is not subject to a financing condition, further, it is our intention to retain MMUS’s employees as we view them to be a significant asset of the company.

We understand that the Board of Directors has a fiduciary obligation to MMUS’s shareholders. Therefore, while we stand ready and able to buy MMUS, we encourage you to hold an open and friendly “go-shop” sale process where prospective buyers are offered due diligence and invited to bid while providing us with a contractual last look right. We would consider as part of the Definitive Agreement an agreement to vote our shares in favor of a proposal to acquire the stock or assets of MMUS that is in our view clearly superior to our proposal and would expect an appropriate break-up fee.

We would expect that from and after the date of this letter, the Board will authorize MMUS’s management to allow LaunchEquity and its advisors full access to MMUS’s facilities, records, key employees and advisors for the purpose of completing its due diligence review. The due diligence investigation will include, but is not limited to, a complete review of the financial, legal, tax, environmental, intellectual property and labor records and agreements of MMUS, and any other matters as LaunchEquity’s accountants, tax and legal counsel, and other advisors, deem relevant. We are prepared to execute an appropriate confidentiality agreement in connection therewith.

Simultaneously with our due diligence investigation, we are prepared to negotiate the Definitive Agreement relating to LaunchEquity’s acquisition of the Assets, to be drafted by LaunchEquity’s counsel. The Definitive Agreement would include the terms summarized in this letter and such other representations, warranties, conditions, covenants, indemnities and other terms that are customary for transactions of this kind and are not inconsistent with this letter.

We would expect that during the period from the date of this letter through the execution of the Definitive Agreement, MMUS will (a) conduct its business in the ordinary course in a manner consistent with past practice, (b) maintain its properties and other assets in good working condition (normal wear and tear excepted) and (c) use its best efforts to maintain its business and employees, customers, assets and operations as an ongoing concern in accordance with past practice.

We did not enter this decision lightly. Regarding the form of purchase, we understand that a significant amount of MMUS’s long-term NOL expired last year without being offset with income from operations. We further understand that a significant amount of the MMUS’s remaining NOL will expire at the end of 2012, and the company does not appear poised to fully leverage this asset through higher profitability. However, we believe that an asset sale that closes in 2012 is an effective way to utilize this tax asset by offsetting any gain realized on the sale of the Assets. This would effectively increase the amount of cash that could be distributed to MMUS’s shareholders.

As we stated above, we believe that MMUS requires significant intervention now for the following reasons.

*
significant leadership changes — MMUS has had four CEOs in the last four years and now has to recruit a fifth CEO. Not only is this expensive and time consuming, it is very disruptive to the organization and to the company’s relationship and standing with industry partners.

*
significant development costs ahead — we believe that the source code base of Finale and the other notation products is near end of life and significant financial resources are necessary to update and refresh the notation product line. A review of recent quarterly financial reports makes clear that the company’s expenses are rising while its balance sheet is contracting. This suggests a period of heavy investment ahead.

*	significant revenue decrease in 2012 and beyond appears likely for the following reasons —

*	we believe that the current Finale product release will be a partial upgrade versus the typical annual refresh and re-release cycle, which would generate higher revenues.

*
SmartMusic subscription growth has stalled while spending on its development and marketing continue to rise. We believe that shareholders have much higher expectations for SmartMusic subscriber levels and are disappointed with this stagnation.

*
the largest print music publisher, Hal Leonard Corporation (“HLC”), announced in late 2011 its entry into the digital music publishing, education and performance evaluation software market with its Essential Elements Interactive platform. We understand that HLC is using a more modern software platform. We believe this is a direct competitive threat to MMUS’s SmartMusic product suite and it will come from the largest industry participant that is also a significant contributor of content for SmartMusic. If MMUS cannot access quality content from HLC, SmartMusic’s allure in the marketplace is likely to be seriously damaged and the company may face increased repertoire development costs from other sources.

We are prepared to enter into immediate negotiations with you so that the company could commence this process now.

Very truly yours,

/s/ Andrew C. Stephens

Andrew C. Stephens

55.           Contrary to LaunchEquity’s assertions that it “cannot simply sit idly by any longer,” that is exactly what the Individual Defendants, as their fiduciary duties command, should instruct LaunchEquity to do — allow the Company to stay the course and execute its business plan as a standalone company. MakeMusic is debt free with significant cash holdings in relation to its market capitalization, a leader in its industry with two novel, unique, in-demand products on the verge of re-launching new and enhanced versions. Moreover, the Company has increased revenue and product subscriptions for over a year straight. As such, it is clear that LaunchEquity is attempting to paint a doom-and-gloom picture of the Company with the hopes of pressuring MakeMusic into selling itself before the Company and its public shareholders can realize the significant upside it is destined to achieve.

56.           For example, on August 7, 2012, MakeMusic reported Q2 2012 results which saw revenue increase 21%. Chairman Morrison stated:

We accomplished a great deal in the second quarter of 2012. Under the direction of our very capable leadership team, we are making steady progress with our important growth initiatives, including modernizing MakeMusic’s technology platform, enhancing our distribution and marketing and expanding our range of products. As planned, 2012 is a year of investment for MakeMusic and we are positioning the company to take advantage of the many opportunities that new technologies are opening up in the field of music technology and education.

VanDerBosch added, in pertinent part:

Revenue rose 21% for the quarter. This is particularly significant without having benefit of an annual release of our Final notation software. Development efforts are well underway toward a mid-2013 launch of a modernized Finale product that takes advantage of current technologies and workflows. Our June introduction of Finale SongBook, a free music app for iPad users, illustrates the way we are leveraging MakeMusic’s core technology and delivering exciting new solutions for musicians. Additionally, new branding and marketing efforts are being rolled out simultaneously with our new music dealer sales program that will provide a modern look and consistent brand message across all our product lines.

57.           MakeMusic continues to report strong results contrary to the assertions of LaunchEquity’s July 2012 letter. MakeMusic reported Q3 2012 financial and operating results on November 6, 2012, wherein net revenue rose 27% compared to the third quarter of 2011 and 17% on a year-to-date basis, due in large part to the expansion of MakeMusic’s product lines, particularly SmartMusic. The Company ended the quarter with 201,838 SmartMusic subscriptions, a 14% increase over September 2011. “Both our rebranding and our technology initiatives have been moving forward and smoothly and we are on track to complete important modernizations to our software platform and unveil our new version of Finale in mid-2013.” Added defendant Morrison:

The MakeMusic team executed well in the third quarter, achieving a sizeable increase in net revenues and making solid headway with the company’s key growth initiatives. We believe the commitment we made to invest in product development, sales and marketing capabilities and personnel is positioning MakeMusic to leverage the many changes in our markets and enhance our standing as a preeminent provider of cutting-edge, interactive music software products.

58.           On March 13, 2013, MakeMusic reported Q4 2012 financial and operating results which saw SmartMusic subscriptions rise 17% while revenue increased 15%. Defendant Morrison was “pleased” with the Company’s progress as well as excited about the upcoming launch of “new and enhanced versions of Finale and SmartMusic in mid-2013.”

59.           Moreover, thousands upon thousands of dollars in special payments that will flow to the Company’s Board and certain insiders — and not to ordinary shareholders — are for currently unvested stock options and restricted shares. Upon completion of the transaction, these shares/options become fully vested and exercisable. Significantly, the Company’s Board members and executive officers, together, own 264,333 such stock options and 1,642 restricted shares. Thus, Board members are conflicted and serving their own financial interests rather than those of MakeMusic’s other shareholders. MakeMusic’s CEO VanDerBosch is also entitled to receive from the Proposed Acquisition hundreds of thousands of dollars in change-of-control payments.

60.           Significantly, pursuant to the Company’s employment agreement with VanDerBosch, if VanDerBosch is terminated without cause, or if she resigns for good reason upon or within 12 months of a change in control as is contemplated by the Proposed Acquisition, she would be entitled to receive monthly cash payments equal to her then-current base salary for one year and a pro-rated portion of any incentive compensation earned through the date of termination. As such, VanDerBosch would be entitled to monthly Golden Parachute payments equal to $248,226 if her employment is terminated.

61.           However, VanDerBosch’ s departure from the Company following consummation of the Proposed Acquisition is not a foregone conclusion. According to the 14D-9, VanDerBosch has engaged in preliminary discussions with management of LaunchEquity regarding the possibility of modifying her existing employment arrangement effective after closing of the transaction and the possibility of serving as Chief Executive Officer of the surviving corporation following the merger.

62.           The Proposed Acquisition also constitutes a scheme to deprive the Company’s public shareholders of rights that they have pursuant to Minn. Stat. § 302A.471.

THE ACQUISITION PRICE IS INADEQUATE

63.           Significantly, LaunchEquity, and not the Company’s current shareholders, will receive the benefit of the MakeMusic’s soon to be realized growth potential, including but not limited to, the launch of new and enhanced versions of Finale and SmartMusic in mid-2013. To this end, LaunchEquity seeks to acquire MakeMusic shareholders’ equity in the Company for the entirely unfair price of $4.85 per share before the Company’s stock price adequately reflects these milestone achievements. Significantly, MakeMusic shares traded as high as $4.88 per share as recently as April 25, 2012, and $5.51 per share on May 4, 2011.

64.           With MakeMusic, LaunchEquity — and not the Company’s current shareholders — will get the benefit of the Company’s prospects and growth from its two very unique products. MakeMusic has an approximate $19 million market capitalization and about $6 million in cash with no debt. Finale is a mature product that historically generates $5.5 million in segment income, and SmartMusic, after years of investment and development of a music library, is finally profitable and growing at a 15%+ rate. In other words, the Proposed Acquisition offers little for control of a company poised for significant future growth.

65.           Indeed, the Company’s own projections and its financial advisor’s utilization thereof, highlight this point and further establish the inadequacy of the current proposed consideration. Little more than a month before the deal was reached, the Company’s “base case” projections (along with the Company’s “downside case” and “upside case” projections) were used by Lazard Middle Market (“LMM”) to conduct a Discounted Cash Flow (“DCF”) Analysis to assist the Special Planning Committee of the Company’s Board of Directors (the “Special Planning Committee”) in its evaluation of the value of the Company and the consideration offered by LaunchEquity. Significantly, of the three DCF analyses conducted by LMM, only the “Downside Case” placed the $4.85 deal consideration within its reference range of $3.83 -$5.34. The “Base Case” analysis set the reference range at $4.89 - $6.76 and the “Upside Case” placed the reference range at $5.93 - $8.13.

66.           Faced with the reality presented by LMM’s February 2013 DCF analysis, the Special Planning Committee suddenly decided that the Company had a “historical tendency to create aspirational projections” and it needed “a realistic projection of MakeMusic’s expected future performance.” 14D-9 at 12. So the Company jettisoned the downside, base and upside cases and created two cases for LMM to utilize. Not surprisingly, the reference range for the DCF Analysis of the new set of projections the Company required LMM to utilize ($3.91 - $5.48) closely matches the reference range for the “Base Case” projections provided to the Special Planning Committee in February ($3.83 - $5.34).

67.           Similarly, in the March 2013 presentation, the reference range of the freshly named “Alternative Goal Case,” of $5.17 - $7.04 very closely matches the “Base Case” from the February 2012 projections. This information, however, was relegated to the category “Other” in the 14D-9 with no supporting information.

68.           It is clear that the Company’s own projections told a convincing story of future growth, one that could not be calculated away by LMM and one which LaunchEquity seeks to procure at a price that is woefully inadequate.

69.           As such, the Proposed Acquisition will allow LaunchEquity to purchase MakeMusic at an unfairly low price while availing itself of MakeMusic’s significant value, upside and long-term potential.

PRECLUSIVE DEAL MECHANISMS

70.           The Merger Agreement contains certain provisions that unduly benefit LaunchEquity by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires MakeMusic to pay up to $400,000.00 to LaunchEquity if the Merger Agreement is terminated under certain. Moreover, under one scenario, the Company must pay the termination fee even if it consummates such referenced “Acquisition Transaction” within 12 months following the termination of the Merger Agreement.

71.           In contrast, the Merger Agreement does not require LaunchEquity to pay a reciprocal termination fee to MakeMusic under any circumstances.

72.           Here, the termination fee payable under this provision equals an amount (approximately eight cents per share, or almost two percent of the proposed tender offer price) that will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to MakeMusic shareholders.

73.           The Merger Agreement also contains a “No Solicitation” provision that restricts MakeMusic from considering alternative acquisition proposals by, inter alia, constraining MakeMusic’ ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from soliciting any alternative proposal, but permits the Board to consider a “bona fide, unsolicited Acquisition Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.

74.           Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser, which is what was clearly intended by including such a provision. Defendants agreed to provide LaunchEquity information in order to match any other offer, thus providing LaunchEquity access to the unsolicited bidder’s financial information and giving LaunchEquity the ability to top the superior offer. Thus, a rival bidder is not likely to engage in the considerable effort to make a more advantageous proposal, only to be rejected if it is matched by LaunchEquity, a situation that overwhelmingly favors LaunchEquity to the substantial detriment of Plaintiff and the Company’s other public shareholders.

75.           In addition, certain insiders stand to receive financial benefits as a result of the Proposed Acquisition. For example, pursuant to the Company’s employment agreement with VanDerBosch, if VanDerBosch is terminated without cause, or if she resigns for good reason upon or within 12 months of a change in control as is contemplated by the Proposed Acquisition, she would be entitled to receive monthly cash payments equal to her then-current base salary for one year and a pro-rated portion of any incentive compensation earned through the date of termination. As such, VanDerBosch would be entitled to monthly Golden Parachute payments equal to $248,226 if her employment is terminated. <why not sue her? If she is not sued, why include these allegations? Did she have any say in this deal?>

76.           Thus, insiders, including certain Individual Defendants who seek liquidity for their illiquid holdings of MakeMusic stock, will receive substantial benefits that differ in nature and degree than the cash consideration that Plaintiff and the Company’s other public stockholders will receive in connection with the Proposed Acquisition.

77.           Additionally, the Merger Agreement contains provisions that permit LaunchEquity to purchase MakeMusic regardless of whether a majority of the Company’s shareholders support the deal or not. Specifically, Section 1.5 of the Merger Agreement (“Section 1.5”) provides for a “Top-Up Option” as follows:

(a) The Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”), exercisable upon the terms and conditions of this Section 1.5, to purchase up to that number of newly-issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares held by Parent, Purchaser or its affiliates at the time of such exercise, shall constitute one share more than 90% of the total Shares then outstanding (determined on a fully diluted basis and assuming the issuance of the Top-Up Shares, but excluding from Purchaser’s ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee).

78.           The Top-Up Option ensures that LaunchEquity will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer, and squeeze out the Company’s minority common stockholders for the entirely unfair price of $4.85 per share.

79.           In reality, the Top-Up Option is a sham -- LaunchEquity does not even have to pay MakeMusic for the shares issued pursuant to the Top-Up Option. Pursuant to Section 1.5(c), the Top-Up consideration may be paid by issuance of a promissory note by Merger Sub guaranteed by LaunchEquity in principal amount equal to the remainder, bearing interest at the rate per annum equal to the prime rate, as reported in The Wall Street Journal, Midwest Edition.

80.           Moreover, in connection with the signing of the Merger Agreement, Defendants approved an amendment (the “Amendment”) to the Tax Asset Protection Plan that was adopted by the Company on February 21, 2012 (the “Plan”), thereby granting LaunchEquity, and LaunchEquity alone, a workaround to the Company’s poison pill. The purpose of the Plan is to protect the long term value of MakeMusic’s accumulated net operating losses and other tax assets (collectively, “NOLs”) for federal and state income tax purposes. MakeMusic’s ability to use the NOLs in the future may be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes. Under the Plan, the exercise of the rights is triggered when a person or group acquires shares, or announces a tender offer to acquire shares, resulting in ownership of 4.95% or more of common stock. The Plan operates by voiding the rights of the acquiring person and making all other rights either exercisable for shares of common stock at half price or, at the discretion of the Board, exchangeable for company preferred stock, common stock or other securities at no cost. Under the Plan, shareholders having an ownership interest above 4.95% as of the effective date of the Plan could maintain but cannot increase their holdings.

81.           However, on March 12, 2013, in connection with and prior to the execution of the Merger Agreement, MakeMusic’s Board approved the Amendment which, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Top-Up Option, and the transactions contemplated by the Merger Agreement. In addition, the Amendment provides that LaunchEquity, nor any of its affiliates or associates will become an “Acquiring Person” or a “Beneficial Owner” (as such terms are defined in the Rights Agreement), as a result of the execution of the Merger Agreement or the transactions contemplated by the Merger Agreement. The Amendment also provides that the Rights Agreement will terminate immediately prior to the effective time of the Merger.

82.           Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by LaunchEquity.

THE 14D-9 OMITS MATERIAL INFORMATION

83.           On March 22, 2013, MakeMusic filed the 14D-9 Solicitation/Recommendation Statement with the SEC. Review of the 14D-9 — the Company’s justification to its shareholders of the adequacy of the process that led to the Proposed Acquisition — establishes that the Board failed to conduct an adequate sales process. The 14D-9 states that the Company retained LMM in July 2012 to assist MakeMusic in the process of “contacting third parties to assess interest in a potential transaction with the Company.” The 14D-9, however, fails to address why the Board thought that such activity would be forthcoming.

84.           Indeed, in June 2012, the Board formed the Special Planning Committee “to review and consider any proposals submitted by LaunchEquity, and to determine the course of action that it believed to be in the best interests of MakeMusic and its shareholders.” (14D-9 at 2.).

85.           As set forth below in detail, the 14D-9 omits material information about the Proposed Acquisition that must be disclosed to MakeMusic’ shareholders to enable them to make a fully informed decision. This omitted information, if disclosed, would significantly alter the total mix of information available to them.

A.	The 14D-9 Fails to Provide Adequate Information Concerning the Process That Led to the Proposed Transaction.

86.           The 14D-9 omits material information with respect to the process and events leading up to the execution of the Merger Agreement, including:

a.
The 14D-9 fails to disclose on what basis the Company and Board determined that defendants Richmond, Morrison and Skinner were truly disinterested and independent, particularly in light of the fact that each was the beneficial owner of 20,000+ MakeMusic shares including 18,000 MakeMusic options subject to immediate vesting.

b.
The 14D-9 fails to disclose what the proposed pricing of LaunchEquity’s July 15, 2012, offer was on a per share basis as well as the Board’s response to LaunchEquity with respect to their offer at that time.

c.	The 14D-9 fails to disclose if the Company had $3 million in cash remaining on its balance sheet — the condition of Party B’s proposal -- as of December 3, 2012.

d.
The 14D-9 fails to disclose what “discussions with potential bidders during the strategic review process” led the Company to conclude that a per share offer price in excess of $5.00 was more appropriate for MakeMusic stock as well as how the Company’s “historical trading prices” influenced this mindset on behalf of the Special Planning Committee.

e.	The 14D-9 fails to disclose what reasons Party B indicated to the Company as its “concerns regarding MakeMusic’s cash balance.”

f.	The 14D-9 fails to disclose what further review of MakeMusic’s business model and Party B’s financial modeling analysis led to Party B’s decrease in offer price on December 19, 2012.

g.	The 14D-9 fails to disclose what Party B’s assumptions about the Company’s business model were as of December 20, 2012.

h.	The 14D-9 fails to disclose when negotiations with LaunchEquity initially ceased after LaunchEquity made the $4.50 per share offer for the Company.

i.	The 14D-9 fails to disclose what reasons Party B gave for not providing its financial model on December 20, 2012.

j.
The 14D-9 fails to disclose why the Company did not attempt to re-engage in active discussions with Party B at any time subsequent to December 20, 2012, after having negotiated with Party B on a near exclusive basis for the two months prior.

k.
The 14D-9 fails to disclose what specific information was provided to Mr. Stephens on January 4, 2013, with respect to the Company’s third-party solicitation process including, but not limited to, if Mr. Stephens was informed as to whom the Company had been negotiating with, if the Company had received offers up to that point, as well as the terms of any offers that had been received.

l.	The 14D-9 fails to disclose the definition of “aspirational projections,” as well as the meaning of “historical tendency to create aspirational projections.”

m.
The 14D-9 fails to disclose the difference between “aspirational projections” and “realistic projections” including when that difference was first determined and what projections were provided to Party B and other potential acquirers, whether aspirational or realistic.

n.
The 14D-9 fails to disclose what “certain professional fees payable by MakeMusic” Mr. Stephens was referring to on February 14, 2012, when he indicated that LaunchEquity may be willing to increase its offer price above $4.75 per share.

o.
The 14D-9 fails to disclose what aspect of MakeMusic’s business that Mr. Stephens wanted to discuss with the Company that necessitated his visit on February 26, 2013, considering that Mr. Stephens is the Company’s largest shareholder and had already been in a period of exclusivity with MakeMusic.

p.	The 14D-9 fails to disclose what severance payments payable, and to whom, were raised as concerns by Mr. Stephens on February 28, 2013.

q.
The 14D-9 fails to disclose what “additional costs identified by LaunchEquity in its further due diligence” on March 2, 2013, led LaunchEquity to conclude that it would not be willing to proceed with a transaction purchase price above $4.80 per share.

r.
The 14D-9 fails to disclose, among other things, at what point in time did MakeMusic determine that it wished to sell itself as opposed to remaining independent as a stand-alone, publicly traded company; at what point in time, and on what basis, did the Company determine that $4.85 was maximum fair value for MakeMusic shares; and at what point in time, and on what basis, did the Company determine that a transaction with LaunchEquity was the Company’s best course of action.

s.	The 14D-9 fails to disclose how the $0.09 reduction on March 4, 2013, reflected a portion of the additional costs identified by LaunchEquity.

t.
The 14D-9 fails to disclose if Mr. Stephens’ desire to discuss the possibility of VanDerBosch remaining with the surviving corporation was motivated at all by LaunchEquity’s desire to not pay VanDerBosch’s Golden Parachute payments and how said potential Golden Parachute payments affected, if at all, the consideration being received by MakeMusic shareholders in the Proposed Acquisition.

u.
The 14D-9 fails to disclose if any of the current MakeMusic Board members will remain with the surviving corporation in any capacity, including but not limited to, retaining their positions as Board members.

v.	The 14D-9 fails to disclose the criteria used by LMM and the Company to determine which strategic companies to approach regarding a potential transaction with MakeMusic

B.	The Schedule 14D-9 Fails to Provide Adequate Information Concerning the Company’s Financial Advisor.

87.           The Company’s financial advisor, Lazard Middle Market LLC (“LMM”), was retained to render an opinion that the merger price is fair to the shareholders, and to perform the valuation analysis necessary to support that opinion. In light of the materiality of this opinion and analysis to the market and MakeMusic’s shareholders, it is critical to know any facts that might suggest that the financial advisors are conflicted. The 14D-9 is false and misleading for failing to disclose:

a.	details about any work LMM has done for LaunchEquity since January 2009;

b.	any fees paid or owed by LaunchEquity to LMM;

c.	details about any work LMM has done for MakeMusic in the last two years; and

d.
any fees paid or owed by MakeMusic to LMM, including but not limited to the amount LMM has charged MakeMusic in serving as financial advisor in the Proposed Acquisition, for rendering a fairness opinion and/or whether LMM’s fee is contingent.

C.	The 14D-9 Fails to Disclose Sufficient Details Concerning LMM’s Fairness Opinion.

88.           In the 14D-9, LMM describes its fairness opinion and the various valuation analyses it performed to render its opinion. However, LMM’s description fails to disclose necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, or confirm the valuations, or evaluate the fairness opinion. The 14D-9 fails to disclose the following:

Selected Public Companies Analyses (p. 22)

a.	The individually observed multiples for each of the selected companies.

b.	Whether any other multiples other than EV/LTM revenue were considered as part of this analysis.

c.	Whether LMM conducted any kind of benchmarking analysis for MakeMusic in relation to the selected companies.

d.	The specific definition for the “low daily trading volumes.”

Selected Precedent Transactions Analysis (p. 23)

a.	The individually observed multiples for each of the selected transactions.

b.	Whether LMM conducted any kind of benchmarking analysis for MakeMusic in relation to the selected transactions.

Discounted Cash Flow Analysis (p.29)

a.	The definition of unlevered, after-tax free cash flow as used for this analysis.

b.	How stock-based compensation expense was treated in this analysis (i.e. cash or non-cash expense).

c.	The specific inputs and assumptions used to determine the discount rate range of 19.0% - 23.0%.

d.	The range of terminal revenue multiples determined.

e.	The implied perpetuity growth rates resulting from the DCF analysis.

f.	The concluded present value of the net operating losses and tax credits.

g.	The full taxable income forecast and tax credit utilization forecast used to calculate the present value of the net operating losses and R&D tax credits.

h.	Why the value of the net operating losses was based on a total amount of $14,028,598 when the Company’s SEC Form10-K lists total NOLs of $16,031,000.

Miscellaneous

a.
The 14D-9 fails to disclose the interplay between the February 2013 projections provided to LMM by the Company (downside, base and upside cases) and the March 2013 projections utilized in support of the fairness presentation by LMM.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty against the Individual Defendants

89.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

90.           As alleged herein, Defendants have initiated a process to sell MakeMusic that undervalues the Company and vests them with benefits that are not shared equally by MakeMusic’s public shareholders. In addition, by agreeing to the Proposed Acquisition, Defendants have capped the price of MakeMusic at a price that does not adequately reflect the Company’s true value. Moreover, Defendants failed to sufficiently inform themselves of MakeMusic’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Acquisition.

91.           As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

92.           Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Aiding and Abetting the Board’s Breaches of Fiduciary Duty
Against Defendants MakeMusic, LaunchEquity, LEAP and the Merger Sub

93.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

94.           Defendants MakeMusic, LaunchEquity, LEAP and the Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred.

95.           As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

96.           Plaintiff and the members of the Class have no adequate remedy at law.

THIRD CAUSE OF ACTION

Violation of Minn. Stat. § 302A.467

97.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

98.           Pursuant to Minn. Stat. § 302A.467, where a corporation formed under Minnesota law or an officer or director of such a corporation violates a provision of Minn. Stat. §§ 302A.001 et seq., a court in this state may, in an action brought by a shareholder of the corporation, grant any equitable relief it deems just and reasonable in the circumstances and award expenses, including attorneys’ fees and disbursements, to the shareholder.

99.           The Individual Defendants breached the standard of conduct imposed upon them pursuant to Minn. Stat. §§ 302A.251, thereby violating said statutory provisions, and violated §302A.255, all as set forth herein.

FOURTH CAUSE OF ACTION

Violation of Minn. Stat. § 302A.673

100.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

101.           Minnesota law requires that a Minnesota corporation form an independent committee to consider any business combinations involving an interested shareholder. In addition, Minnesota corporations are required to form an independent committee to consider any written merger proposal from any third party. This requirement is found in Minn Stat. § 302A.673(b), which states:

(b) If a good faith definitive proposal regarding a business combination is made in writing to the board of the issuing public corporation, a committee of the board formed in accordance with paragraph (d) shall consider and take action on the proposal and respond in writing within 30 days after receipt of the proposal by the issuing public corporation, setting forth its decision regarding the proposal.

102.           Minn. Stat. § 302A.673(d) requires that the committee be “composed solely of one or more disinterested directors.” Accordingly, Minnesota law required that the special committee by comprised of disinterested directors to evaluate any proposal. Here, it is clear that none of the three (3) board members can be considered disinterested. Defendants Richmond, Skinner and Morrison are not disinterested. Each own in excess of 21,999 shares of MakeMusic stock and, as such, are placed in a decidedly different position than the MakeMusic shareholders who own less than 21,999 shares. Of these significant stock holdings, each of defendants Richmond, Skinner and Morrison beneficially own 18,000 currently illiquid MakeMusic stock options that will immediately vest upon consummation of the Proposed Acquisition.

103.           Additionally, all of the directors on the Special Planning Committee have served on the board continually since March 2010. During this time, they have worked closely with LaunchEquity’s representative on the Board, defendant D’Souza and have formed significant relationships with him.

104.           Accordingly, by failing to form an independent committee of disinterested board members, Defendants have violated Minnesota law. This statutory violation further requires that the Proposed Acquisition be enjoined.

FIFTH CAUSE OF ACTION

Violation of Minn. Stat. § 302A.255

105.           Plaintiff repeats and realleges each and every allegation set forth herein.

106.           In connection with consummation of the Proposed Acquisition, the stock options and shares of restricted stock held by the Individual Defendants will be immediately vested and converted into a cash payout. This constitutes a “contract or other transaction between [MakeMusic] and one or more of its directors” within the meaning of Minn. Stat. § 302A.255.

107.           By reason of the Individual Defendants’ conduct alleged herein, the Proposed Acquisition is, or, if consummated, will be, void or voidable pursuant to § 302A.255, unless all material facts as to the Proposed Acquisition and as to the Individual Defendants’ interest therein are fully disclosed to the holders of all outstanding shares and the Proposed Acquisition and related agreements are approved by either (1) the holders of 2/3 of the voting power of the shares entitled to vote that are owned by persons other than the Individual Defendants or (2) the unanimous affirmative vote of the holders of all outstanding shares, whether or not entitled to vote.

108.           The compensation arrangements contemplated by the Proposed Acquisition also violate Minn. Stat. § 302A.255, subd. 3, which prohibits entering into or amending, “directly or indirectly, agreements containing provisions, whether or not dependent on the occurrence of any event or contingency, that increase, directly or indirectly, the current or future compensation of any officer or director of the publicly held corporation.”

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A.	Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;

B.
Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable, and rescinding and invalidating any merger agreement or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Acquisition;

C.	Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

D.	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of MakeMusic shareholders;

E.	Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

F.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.	Granting such other and further equitable relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs hereby demand a jury on all issues which can be heard by a jury.

Dated: March 29, 2013		LOCKRIDGE GRINDAL NAUEN P.L.L.P

	By:	/s/ Vernon J. Vander Weide
Karen H. Riebel, #219770 Vernon J. Vander Weide, #0112173 Elizabeth R. Odette, #340698
100 Washington Avenue South, Suite 2200 Minneapolis, MN 55401-2159 Telephone: (612) 339-6900 Facsimile: (612) 339-0981

Liaison Counsel

OF COUNSEL:

BRODSKY & SMITH, LLC Evan J. Smith Marc L. Ackerman Two Bala Plaza, Suite 602 Bala Cynwyd, PA 19004 Telephone: (610) 667-6200 Facsimile: (610) 667-9029

Attorneys for Plaintiff

ACKNOWLEDGEMENT

The undersigned hereby acknowledges that sanctions, including costs, disbursements and reasonable attorney fees may be awarded pursuant to Minn. Stat. § 549.211 to the party against whom the allegations in this pleading are asserted.

/s/ Vernon J. Vander Weide
Vernon J. Vander Weide, #0112173